Exhibit 99.1
Waldencast Names Manuel Manfredi as Chief Financial Officer

January 31, 2024 – New York, NY – Waldencast plc, (NASDAQ: WALD) (“Waldencast” or “the Company”), a global multi-brand beauty and wellness platform, announced today that Manuel Manfredi will join the Company as Chief Financial Officer on April 1, 2024. Philippe Gautier, currently Chief Financial Officer and Chief Operating Officer is leaving the Company, effective today. Michel Brousset, Founder and Chief Executive Officer of the Company who had previously assumed the combined roles of Chief Executive Officer and Chief Financial Officer prior to the appointment of Mr. Gautier, will serve as the Company’s interim Chief Financial Officer through March 31, 2024.

Manuel Manfredi comes to Waldencast with a proven track record of performance having led financial organizations in the beauty and consumer products industries for nearly 25 years. Most recently, he served as Chief Financial Officer at L’Oréal Spain and Portugal, a role he has occupied since 2022. Previously he served as Chief Financial Officer for Italy (2019-2022), Chief Financial Officer for Spain (2015-2019) and in other senior financial roles at L’Oréal managing multi-billion-dollar businesses across Europe and North America. While at L’Oréal, he played a key role in the acquisition and integration of a new cosmetics brand, executed several transformation projects of the finance, commercial, and back-office functions, and helped unlock value and growth through strong industry and operational expertise. Mr. Manfredi began his finance career at Procter & Gamble Europe in 1998, and holds a Business Management degree from the Universidad of Sevilla.

Michel Brousset, Waldencast’s Founder and Chief Executive Officer states, “We are very pleased that Manuel Manfredi is joining us on the Waldencast journey. I believe he is the perfect choice as our ongoing Chief Financial Officer. Manuel has a deep understanding of our industry and culture and possesses significant experience that I believe will be highly valuable to us as we seek to increase financial rigor, enhance our capabilities to drive growth and profitability, and build high performing cross-functional teams to help us deliver on our ambition to build out a world class portfolio of beauty and wellness brands.”

“I would like to thank Philippe Gautier for his many contributions, dedication, and professionalism during his tenure at Waldencast” continued Mr. Brousset. “He was instrumental in strengthening our financial team, as well as leading the important work needed to build the foundations of our internal controls and reporting. We wish him well in his new endeavors” he concluded.

Mr. Manfredi, stated: “I am excited to join Waldencast and work with the team to drive value and deliver on the Company’s financial and operational objectives. I am excited by the Company’s vision and look forward to leading the financial organization and participating in the success of this incredible growth company for many years into the future.”

About Waldencast

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi- brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Obagi Skincare is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of 30 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi products are designed to diminish the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Skincare is available on the brand’s website https://www.obagi.com.

Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature Live Your Look, its innovative formulas and clean ingredients.

The brand creates vegan, cruelty-free, clean formulas from its Milk Makeup HQ in Downtown NYC. Currently, Milk Makeup offers over 300 products through its US website www.MilkMakeup.com, and its retail partners internationally. More information about Milk Makeup is available on the brand’s website https://milkmakeup.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: expectations regarding the Chief Financial Officer appointments, including the anticipated timings thereof; expectations with respect to the Company’s industry and the markets in which it operates; any other future expectations, beliefs, plans, strategies, objectives, events, conditions, financial performance, prospects or future events; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to recognize the anticipated benefits of the business combination with Obagi Skincare and Milk Makeup, (ii) failure by the Company to regain compliance with Nasdaq’s continued listing standards or failure to obtain a further extension from the Panel or failure by the Company to satisfy the terms of any extension granted, all of which may result in the Company’s securities being delisted from Nasdaq, (iii) the ability of the Company to file required financial results in a timely manner, (iv) the Company’s ability to successfully remediate the material weaknesses in the Company’s internal control over financial reporting, (v) the potential for delisting, legal proceedings or government investigations or enforcement actions, including those relating to the subject of the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors’ review or inability to finalize financial results in a timely manner, (vi) the Company’s ability to obtain additional waivers from the Administrative Agent and the lenders under its credit facilities for any continuing or future defaults or events of default, (vii) volatility of Waldencast's securities due to a variety of factors, including Waldencast's inability to implement its business plans or meet or exceed its financial projections and changes, (viii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities, (ix) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Skincare’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (x) any shifts in the preferences of consumers as to where and how they shop, and (xi) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2022 20-F (File No. 01-40207), filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Investors
ICR
Allison Malkin /Lyn Walther
waldencastir@icrinc.com

Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com
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